SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Timberline Resources Corporation

(Name of Issuer)

Common Shares, par value $0.001

(Title of Class of Securities)

887133205

(CUSIP Number)

Kamal Toor

199 Bay Street, Suite 5050

Toronto ON  M5L 1E2

+1 416 504 3508

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887133205		SCHEDULE 13D	Page 2 of 9

(1)	Name of Reporting Persons Waterton Precious Metals Fund II Cayman, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Common Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,331,861 Shares
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,331,861 Shares
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,861 Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.9%
(14)	Type of Reporting Person PN

CUSIP No. 887133205		SCHEDULE 13D	Page 3 of 9

(1)	Name of Reporting Persons Waterton Global Resource Management, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Common Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,331,861 Shares
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,331,861 Shares
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,861 Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.9%
(14)	Type of Reporting Person PN

CUSIP No. 887133205		SCHEDULE 13D	Page 4 of 9

(1)	Name of Reporting Persons Waterton Global Resource Management Cayman Corp.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Common Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,331,861 Shares
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,331,861 Shares
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,861 Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.9%
(14)	Type of Reporting Person CO

CUSIP No. 887133205		SCHEDULE 13D	Page 5 of 9

(1)	Name of Reporting Persons Waterton Global Resource Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Ontario, Canada
Number of Common Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,331,861 Shares
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,331,861 Shares
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,861 Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.9%
(14)	Type of Reporting Person IA

CUSIP No. 887133205	SCHEDULE 13D	Page 6 of 9

Item 1.         Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.001 (“Shares”), of Timberline Resources Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 101 E. Lakeside, Coeur d’Alene, Idaho 83814.

Item 2.         Identity and Background

(a)-(c) This statement is filed by Waterton Precious Metals Fund II Cayman, LP, a limited partnership organized under the laws of the Cayman Islands (“Waterton Precious Metals Fund II”), Waterton Global Resource Management, LP, a limited partnership organized under the laws of the Cayman Islands (“Waterton Global Resource Management, LP”), and Waterton Global Resource Management Cayman Corp., a corporation organized under the laws of the Cayman Islands (“Waterton Global Resource Management Cayman Corp.”) and Waterton Global Resource Management, Inc., a corporation organized under the laws of Ontario, Canada (“Waterton Global Resource Management, Inc.”) (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2.

The principal business of Waterton Precious Metals Fund II is committing capital to facilitate investments in precious and base metal assets through structured loans, joint ventures, majority and minority equity interests and other investments. The principal business of Waterton Global Resource Management, LP is performing the functions of, and serving as, the general partner of Waterton Precious Metals Fund II. The principal business of Waterton Resource Management Cayman Corp. is performing the functions of, and serving as, the general partner of Waterton Global Resource Management, LP. Waterton Global Resource Management, Inc. acts as investment advisor to the funds under its management.

The executive officers of Waterton Global Resource Management Cayman Corp. are Messrs. Isser Elishis, Kamal Toor, Richard Wells and Ms. Cheryl Brandon. The principal occupation of each is serving as a senior executive of Waterton Global Resource Management, Inc. The directors of Waterton Global Resource Management Cayman Corp. are Mr. Kalman Schoor and Mr. James Hennessy. The principal occupation of each is serving as a senior executive of Waterton Global Resource Management, Inc. The principal business address of each of the executive officers and directors of Waterton Global Resource Management Cayman Corp. is Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2.

The executive officers of Waterton Global Resource Management, Inc. are Messrs. Elishis, Toor, Wells, Mark Hill and Ms. Brandon. The principal occupation of each is serving as a senior executive of Waterton Global Resource Management, Inc. The directors of Waterton Global Resource Management, Inc. are Messrs. Elishis, Toor and Wells. The principal occupation of each is serving as a senior executive of Waterton Global Resource Management, Inc. The principal business address of each of the executive officers and directors of Waterton Global Resource Management, Inc. is Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2.

Messrs. Schoor, Hennessy and Elishis are citizens of the United States. Mr. Toor, Mr. Wells and Ms. Brandon are citizens of Canada. Mr. Hill is a citizen of Australia.

(d) During the last five years, none of the Reporting Persons, or, to their knowledge, any of the directors or executive officers of Reporting Persons, has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons, or, to their knowledge, any of the directors or executive officers of Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See item 2(a)-(c) above for the citizenship of each of the Reporting Persons.

Item 3.         Source and Amount of Funds or Other Consideration

The aggregate purchase price of 1,331,861 Shares purchased by Waterton Precious Metals Fund II on September 23, 2015 pursuant to a private placement by the Issuer was $499,447.87. Waterton Precious Metals Fund II’s payment of the aggregate purchase price was funded by cash on hand.

Item 4.         Purpose of Transaction

The Shares held by Waterton Precious Metals Fund II were acquired as described in Item 3. Waterton Precious Metals Fund II currently holds such common shares for investment purposes, subject to the following.

On September 23, 2015, Waterton Precious Metals Fund II purchased 1,331,861 common shares of the Issuer on a private placement basis at a price of $0.375 per share for a total amount of $499,447.87 (the “Private Placement”) pursuant to a subscription agreement (the “Subscription Agreement”), dated as of September 22, 2015, with the Issuer. The shares purchased in the Private Placement represent approximately 9.9% of the Issuer’s outstanding common shares after giving effect to the Private Placement. Under the Subscription Agreement, the Issuer has agreed to give Waterton

CUSIP No. 887133205	SCHEDULE 13D	Page 7 of 9

Precious Metals Fund II the right, but not the obligation, to participate in certain equity offerings by the Issuer such that Waterton Precious Metals Fund II may maintain its pro rata equity ownership in the Issuer. The Issuer has agreed to consult with Waterton Previous Metals Fund II prior to effecting such an issuance of equity securities.

In addition, Waterton Precious Metals Fund II has signed a Letter Agreement (“Letter Agreement”), dated September 13, 2015, pursuant to which Waterton Precious Metals Fund II has expressed interest in acquiring all of the issued and outstanding shares of the Issuer’s common stock for cash consideration of $0.58 per share (the “Transaction”).  The structure of the proposed Transaction remains to be determined, and the consummation of the Transaction is subject to completion of due diligence, negotiation and execution of definitive agreements, board and regulatory approvals, and other customary conditions. Pursuant to the Letter Agreement, the Issuer has granted Waterton Precious Metals Fund II an exclusivity period (“Exclusivity Period”) until 30 days following receipt of certain due diligence materials to complete its due diligence review and for the execution of definitive agreements, which may include lock-up agreements with each of the directors and officers of the Issuer and a support agreement with the Issuer (the “Definitive Agreements”).  The Issuer has also granted Waterton Precious Metals Fund II deal protections including a break fee of 5% of the aggregate value of the Transaction payable in the event the Issuer enters into an alternative transaction within a 90-day period following expiry of the Exclusivity Period.

The Definitive Agreements have not been executed, and there can be no assurance that agreement will be reached with respect to the Definitive Agreements.

The summaries contained herein of the Subscription Agreement and Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents which are included as Exhibits 2 and 3, respectively, to this Schedule 13D and are incorporated herein by reference.

Other than as described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in this Item 4. However, the Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4, which could include, but is not limited to, any of the items enumerated in in this Item 4 of Schedule.

Item 5.         Interest in Securities of the Issuer

(a)-(b) Based on information provided by the Issuer, the aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 13,331,945 Shares outstanding.

Based on information provided by the Issuer, as of the date hereof, Waterton Precious Metals Fund II is the direct holder of 1,331,861 Shares representing 9.9% of the Shares issued and outstanding.

The aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons and, for each of the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Waterton Precious Metals Fund II, to the extent it directly holds Shares reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each of the Reporting Persons expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

CUSIP No. 887133205	SCHEDULE 13D	Page 8 of 9

(c) Except as set forth herein, none of the Reporting Persons, or, to their knowledge, any of the directors or executive officers of Reporting Persons, have engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Item 6 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship.

The information set forth in Items 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated October 2, 2015, among the Reporting Persons (filed herewith)

2	Subscription Agreement, dated as of September 22, 2015, between the Issuer and Waterton Precious Metals Fund II

3	Letter Agreement, dated September 13, 2015, between the Issuer and Waterton Precious Metals Fund II

CUSIP No. 887133205	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2015

WATERTON PRECIOUS METALS FUND II CAYMAN, LP
By: Waterton Global Resource Management, LP, its general partner
By: Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Kamal Toor
Name:	Kamal Toor
Title:	General Counsel

WATERTON GLOBAL RESOURCE MANAGEMENT, LP
By: Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Kamal Toor
Name:	Kamal Toor
Title:	General Counsel

WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP.

By:	/s/ Kamal Toor
Name:	Kamal Toor
Title:	General Counsel

WATERTON GLOBAL RESOURCE MANAGEMENT INC.

By:	/s/ Kamal Toor
Name:	Kamal Toor
Title:	General Counsel